September 30, 2009
Mr. John Cash
Accounting Branch Chief
U. S. Securities and Exchange Commission
Mail Stop 4631
Washington, D.C. 20549-7010
United States of America

Re:	Mechel OAO (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2008 (the “Form 20-F”) File No. 1-32328 Response to comment letter dated August 27, 2009
Dear Mr. Cash:
          This letter responds to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the Form 20-F set forth in the Staff’s letter dated August 27, 2009.
General
1.	You state on page 75 that certain of your products are sold to “certain countries that are subject to international trade restrictions or economic embargoes that prohibit U.S. citizens and residents from engaging in commercial, financial or trade transactions with such countries, including countries such as Iran and Syria.” Like Iran and Syria, Cuba and Sudan are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please clarify for us whether you also sell your products, directly or indirectly, to Cuba and Sudan.
Response
          We have not sold any of our products to customers in Cuba and Sudan. To the best of our knowledge and belief and based on delivery documentation provided to us by our distributors, our products haven’t been sold to customers in those countries by our distributors.
2.	Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, and, if applicable, Cuba and Sudan, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements. Your response should describe any products or technology you have provided to those countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response
          We, through Mechel Trading AG, a wholly-owned Swiss subsidiary, sell steel products to international distributors who on-sell our products to end users in the Middle East, including in Iran and Syria. We do not have control over the sales of these distributors and refer to these sales as “indirect sales” for convenience. A very small portion of our sales to Iran and Syria are made directly to distributors based in these countries. We don’t have any direct relationships with end users of our products in Iran and Syria. Our steel products supplied to end users in Iran and Syria are of standard grade specifications and are manufactured by steel producers worldwide. That is, they are commodity-type products and not made on special order and certainly not designed for military applications. To the best of our knowledge and belief, our steel products are supplied to the construction industry in Iran and Syria. See table below for sales amounts and descriptions of products supplied in the last three years.

(in millions of U.S. dollars)	2006	2007	2008
Iran	93.4	438.7	179.1
Direct	4.9	1.1	8.5
Indirect	88.5	437.6	170.6
Syria	8.5	11.2	0.4
Direct	4.1	—	0.03
Indirect	4.4	11.2	0.4
Total consolidated revenues	4,397.8	6,683.8	9,950.7

As a percentage of total consolidated revenues
Iran	2.12%	6.56%	1.80%
Direct	0.11%	0.02%	0.09%
Indirect	2.01%	6.55%	1.71%
Syria	0.19%	0.17%	0.00%
Direct	0.09%	0.00%	0.00%
Indirect	0.10%	0.17%	0.00%

Products sold	carbon and low-alloyed semi-finished products, wire rod, other semi-finished products, rebar, carbon and low-alloyed flat products, carbon and low-alloyed engineering steel, other hardware, alloyed long products	carbon and low-alloyed semi-finished products, rebar, wire rod, other semi-finished products, carbon and low-alloyed flat products, carbon and low-alloyed engineering steel, other hardware, wire	carbon and low-alloyed semi-finished products, wire rod, other semi-finished products, rebar, carbon and low-alloyed engineering steel, carbon and low-alloyed flat products, wire
          We don’t have any subsidiaries, offices, employees or agents in Iran, Syria, Cuba and Sudan. To the best of our knowledge and belief, we have not provided any products or technologies directly or indirectly to these countries which could have dual-use military or nuclear applications. We don’t have any agreements, commercial arrangements, or other contacts with the governments of these countries or, to the best of our knowledge and belief, entities controlled by these governments.

          Based on the above, we don’t believe that our sales to Iran and Syria could have a material adverse effect on our reputation and share value and additional disclosure is not required in the Form 20-F for 2008.
          Based on preliminary figures for the first six months of 2009, we expect our indirect sales (i.e., through distributors) to Iran to increase significantly in year 2009. We believe that the increase in such sales is the result of a steady demand (and pricing) for construction steel in Iran, whereas in the rest of our markets, especially Russia and Europe, demand continues to be weak. We will monitor this trend, and if we believe that our indirect sales to Iran pose a risk to our reputation or share value, we will add appropriate disclosure to our Form 20-F for 2009.
3.	You state on page 38 that your subsidiary, Ural Stampings Plant, holds a dominant position in the market of carbonic, alloyed and heat-resistant alloyed stampings, products “generally used in the production of weapons and military equipment.” You state also that your subsidiaries, Yakutugol and Vzryvprom, are licensed by the Russian government to produce industrial explosives and/or to operate equipment containing radioactive materials. Please tell us whether you have, directly or indirectly, provided into Iran, Syria, Cuba or Sudan any products or technology that have military or proliferation applications. If so, please discuss for us the effect such sales may have on your reputation and share value.
Response
          We have not, directly or indirectly, provided into Iran, Syria, Cuba or Sudan any products or technology that, to the best of our knowledge and belief, have military or proliferation applications. Carbonic, alloyed and heat-resistant alloyed stampings produced by Ural Stampings Plant can be used in production of weapons and military equipment, but these products by themselves are not weapons and military equipment, and furthermore none of the products of Ural Stampings Plant have been sold by us into Iran, Syria, Cuba or Sudan.
          It should be noted that in accordance with the Russian Federal Law “On Licensing of Certain Types of Activities,” dated August 8, 2001, certain types of operations such as: development of weapons and military equipment; production of weapons and military equipment; repair of weapons and military equipment; utilization of weapons and military equipment; trade of weapons and military equipment; production of arms and main components of fire arms; trade of arms and main components of fire arms; exhibit of arms, main components of fire arms and cartridges; collecting of arms, main components of fire arms and cartridges; development and production of ammunitions and theirs component parts, are licensed activities, which require a special government permit. We do not have such permits and thus do not produce and distribute products used for military purposes.
          Industrial explosives produced by Yakutugol and Vzryvprom are used solely for mining operations. Yakutugol and Vzryvprom also use laboratory equipment that contains radioactive materials to test and confirm the quality of extracted coal.
4.	In future filings, please correct your commission file number on the cover of your periodic and current filings to read 001-32328, which was assigned in conjunction with your filing of the Form 8-A registration statement on October 22, 2004.
Response
          In all future periodic and current filings, we will use the correct commission file number.

Risk Factors, page 19
5.	In future filings, please disclose whether you believe that your violations of environmental regulations will have a material impact on your financial condition.
Response
          In future filings, we will revise the risk factor to include an assessment of whether violations of environmental regulations could have a material adverse impact on our business, financial condition and results of operations. In particular, we expect to revise the title of the risk factor as follows and we will revise the body of the risk factor accordingly:
          More stringent environmental laws and regulations or more stringent enforcement of existing environmental laws and regulations or findings that we have violated environmental laws and regulations in the jurisdictions where we operate could result in higher compliance costs and significant fines and penalties, clean-up costs and compensatory damages, or require significant capital investment, or even result in the suspension of our operations, which could have a material adverse impact on our business, financial condition and results of operations.
Information on the Company, page 42
6. In future filings, please provide an appropriate legend for the map presented on page 43.
Response
          As discussed with Ms. Chambre Malone, the map already has an appropriate legend in the lower right corner.
Coal Reserves, page 67
7.	We note in your reserve footnotes, you use average market or contract prices to estimate your economic reserves. In future filings, please be more specific and disclose the price you used to determine your economic reserves. Generally the historic three-year average commodity or regional benchmark price is used to prepare estimates of economic reserves.
Response
          In future filings, we will disclose the price we used to determine our economic reserves.
Covenant breaches, page 159
8.	We note your disclosure in this section that, since December 31, 2008, you have been in breach of material covenants in various loan agreements. We further note your disclosure to this effect in your Form 6-K filed June 4, 2009. It does not appear that you publicly disclosed this information prior to June 4, 2009, however. Please tell us whether you had any obligation under Russian law to disclose the covenant breaches during the period beginning on January 1, 2009 and ending on June 3, 2009.
Response
          We confirm that we didn’t have any obligations under Russian law to disclose the covenant breaches during the period beginning on January 1, 2009 and ending on June 3, 2009. For information of the staff, all the requested waivers were received and we announced the completion of the restructuring of our short-term credit facilities through press releases dated July 13, 2009 and July 20, 2009.

Major Shareholders and Related Party Transactions, page 192
9.	In future filings, please disclose the portion of each class of securities held in the host country and the number of record holders in the host country. See Item 7.A.2. of Form 20-F.
Response
          In future filings, we will add such disclosure.
Code of Ethics, page 230
10.	In future filings, please provide a statement that you will provide a copy of the code of ethics to any person without charge and explain the manner in which such request may be made. See Item 16B(c)(3) of Form 20-F.
Response
          In future filings, we will add such a statement.
* * * *
          In connection with our responses above, we acknowledge that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We appreciate your comments which will help us to improve the disclosure in the next Form 20-F. Please do not hesitate to contact us should you have any questions or require any clarifications relating to the responses above.

Sincerely,
/s/ Stanislav A. Ploschenko
Stanislav A. Ploschenko
Chief Financial Officer